FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the May 25, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                  HSBC HOLDINGS PLC ANNUAL GENERAL MEETING
                               AND TRADING UPDATE


The following forms the Group's trading update ahead of its close period for the half-year ending 30 June 2007. This reflects speeches given by Stephen Green, Group Chairman, HSBC Holdings plc, and Michael Geoghegan, Group Chief Executive, at the Annual General Meeting of HSBC Holdings plc:


The Group has made a good start to 2007, with particularly strong performances in Hong Kong and generally in Asia.

In Hong Kong, we are capitalising on the current robust equity markets to boost investment related fees and broking income, and are also seeing solid deposit growth with some widening of spreads. Across Asia, domestic economies are growing well as trade flows remain strong. Against this background, our businesses are generally doing well. In China, we have also recognised exceptional profits of some US$600 million from our strategic investments following the recent share offerings in Ping An Insurance and Industrial Bank.

In North America, including our Consumer Finance operations, performance is in line with our expectations and we continue to be excited by the progress of our direct deposit offering which has now reached US$11.5 billion in deposits.

In Europe revenue growth is constrained as a result of our credit appetite and competitive forces and our major focus has been on savings products which have grown strongly by 12 per cent in the UK. Underlying credit impairment experience in the UK Bank was broadly in line with the previous quarter.

In Latin America, revenue growth continues to be encouraging and in line with expense growth as we build out our businesses in the region.

Commercial and corporate credit experience remains favourable.

Private Banking continued to deliver excellent results through growth in customer assets and fees from structured products and investment funds.

Our Corporate, Investment Banking and Markets business is positioned to be 'emerging markets led and financing focussed'. This was well evidenced in its first quarter results with over half its pre-tax profits delivered from Asia and Latin America with particularly strong performances in foreign exchange and securities services. Balance sheet management revenues also continued to recover, particularly in Hong Kong.

All in all we are encouraged by the start to the year.


The text of the two speeches follows:


Stephen Green, Group Chairman
This is the first time the new management team has presented to you, our shareholders, so I would like to start with some brief introductions. I am Stephen Green, Group Chairman, and I consider it a tremendous privilege to lead one of the world's largest and most successful financial institutions.

With me is Michael Geoghegan, Group Chief Executive. And with us today is the Board of Directors of your company. Together, it's our job to look after the interests of our shareholders - your interests.

It might be helpful for me to set out how we manage this business on your behalf. As Group Chairman, I am responsible for the strategy and direction of the company, for the governance of the Group - including the chairmanship of the Board - and for the Group's overall performance (both in the straight-forward financial sense and more broadly in terms of fulfilling its corporate responsibilities). Michael, as Group Chief Executive, is responsible for leading the Group Management Board, which is the management team that runs our business operations on a day-to-day basis around the world.

Reflecting this, we have introduced a new approach today. I'm going to update you on the Group's strategy, and offer some thoughts about our future direction.

Then I will invite Michael to comment on our business performance.

2006 Performance
Let me start by highlighting our performance in 2006.

It's a testament to our strength and diversity that we grew pre-tax profits to a record US$22 billion last year, despite the setback in our mortgage business in the US. We also achieved these strong results while continuing to invest in our businesses in fast-growing emerging markets and while strengthening our tier 1 capital ratio.

We declared record aggregate dividends of 81 cents per share which is particularly significant when placed in the context of our long-term record of strong performance.

It's worth remembering that over the last 15 years, we have averaged strong double digit growth in both earnings and dividends per share, with the latter growing by 17 per cent per year. On a total shareholder return basis, we delivered a compound annual growth rate of 23 per cent over the same period.

Our performance reflects our strategy of earnings diversification, which has radically changed the shape of your Group. We are a truly global bank, with earnings broadly distributed in Asia and the Middle East, Europe, North America and Latin America - almost 80 per cent of our business is done outside this country.

And I am pleased to say that the Group has made a good start to 2007, with particularly strong performances in Hong Kong and generally in Asia.

Sustainable growth
But first, I want to talk to you, as the owners of HSBC, about the aspirations we have for this company and the thinking that underpins how we do our business.

We aim to achieve sustainable growth - and I use the word 'sustainable' in three senses. Firstly, sustainable profits growth - this means achieving results that are for the long-term benefit of you, our owners, rather than focusing purely on the next quarter.

Second, if we are to achieve sustainable profits growth, then we must also build sustainable customer relationships. We want HSBC to be the financial services provider of choice for our customers. That depends on our offering a quality of service that attracts new customers and also helps us to keep existing ones and to do more business with them.

Thirdly, building these sustainable relationships is, in turn, increasingly dependent on our being a responsible corporate citizen on a sustained basis in the eyes of you, our shareholders, in the eyes of my colleagues and in the eyes of the broader public domain.

That's our aspiration. Do we get it right all of the time? Of course not. Are we on a journey of learning? Absolutely, particularly with respect to the environmental challenge. Are we determined to learn from experience, to build on what works and change what doesn't? Answer: an emphatic yes. Yes on behalf of 315,000 colleagues in 83 markets around the world.

Global trends
And we do this against a backdrop of fundamental changes that are taking place in the global economy, thanks to the phenomenon we call globalisation. In particular, there are three major trends that shape our thinking, and how we position HSBC for the future.

Firstly, emerging markets are growing faster than mature economies. Ten years ago, emerging economies accounted for 35 per cent of world economic output; now they are 41 per cent. In 10 years' time, on present trends, emerging markets will be 50 per cent of world output.

Second, world trade is growing significantly faster than GDP. There are plenty of imperfections in world trade patterns, and protectionism poses risks to the painstaking process of liberalisation. But there are millions of small businesses around the world - especially in emerging markets - that depend for their success on an open trading environment. And our job at HSBC is to support them as they create employment and drive development.

These two trends - the rapid growth of emerging markets and of world trade - are leading us to invest in the world's fastest growing economies. We are already the world's largest emerging markets bank and going forward we will prioritise investment in these fast-growing areas.

In particular, we continue to see China as a very significant growth opportunity for us. We are the largest, and leading, international bank in China. We have the best-recognised international financial services brand. Earlier this year we incorporated our operations in China, paving the way for us to extend our services to mainland Chinese citizens. We also value highly our strategic investments in local institutions, notably Bank of Communications and Ping An.

Latin America has become a very significant part of our business in the past decade. Last year, we complemented our operations in Mexico, Brazil and Argentina with the acquisition of Grupo Banistmo, the leading banking group in Central America. This made HSBC the largest bank in Panama, and has taken us into five promising new markets - Colombia, Costa Rica, El Salvador, Honduras and Nicaragua. We will continue to seek to extend our franchise in fast-growth emerging markets.

The third major global trend of importance to HSBC is the increase in longevity around the world. This is, of course, a huge gain for humanity at large. And it has direct implications for HSBC as a bank. It creates significant opportunities for us to develop our insurance, retirement and wealth management businesses. Insurance accounts for around a tenth of Group profits, a percentage we aim to grow rapidly in the next few years. In the last three months we have signed three new deals, in the UK, France and India, all of them designed to help us grow our insurance business faster.

Environmental sustainability
I said earlier that in all our business operations our aim is to achieve sustainable growth for the long-term benefit of our owners and I'd like to conclude by returning to the theme of environmental sustainability. This has become and will remain a high profile issue for us all. My predecessor, Sir John Bond set HSBC on a course towards improved sustainability - it is a journey I intend to continue. We are already carbon neutral as an institution, and we continue to seek ways of improving our sustainability. You'll notice that one of our resolutions today is about the adoption of electronic communications, a measure that will reduce the number of copies of the Annual Report & Accounts we print.

Adopting more environmental approaches to our own operations is a relatively easy task. More sensitive and difficult is managing the way we do business with industries in environmentally sensitive sectors. As you know, we have progressively introduced guidelines to govern how we do business with forestry, water, chemicals and energy companies. Today, we complete our suite of guidelines, with the launch of our policy for the metals and mining sector. The standards we set ourselves are challenging, and we know that we don't always get everything right. But I'm personally committed to ensuring that we continue to learn and to progress. You can find out more about all of our guidelines, and indeed about our approach to Corporate Responsibility generally, at www.hsbc.com.

Michael Geoghegan, Group Chief Executive
As the Chairman said earlier, his job is to set the strategy - mine is to execute it. Together our task is to deliver an investment proposition which realises the full potential of HSBC.

As Stephen has pointed out, we achieved record results in 2006, with a remarkable performance across a number of our businesses.

Business review - developing markets
So let me start in our developing markets.

Our Asian and Middle Eastern operations achieved a record pre-tax profit of US$8.7 billion and year-on-year growth of 23 per cent. We're pleased that Morgan Stanley's recent report acknowledged HSBC to be the world's 'largest emerging markets bank'. It described our franchise and growth prospects as 'severely under-estimated'.

We admire their insight and certainly have every intention of proving them right.

Our core Hong Kong business performed very strongly. In spite of stiff market competition, profits were up 15 per cent to US$5.2 billion. In recent years, Hong Kong has become the gateway to China - and we have positioned ourselves to benefit from this as the flow of business and people between China and Hong Kong has accelerated.

We continue to see Asia as a region with tremendous potential. This is why, in the last three years, we have invested over US$2 billion organically in the region, as well as putting US$3.4 billion into associates.

In the Middle East, we also continue to be the leading international bank. Our results for the region exceeded US$1 billion at the pre-tax level for the first time, a rise of 26 per cent.

Our Latin American businesses, where in less than a decade we have gone from two branches to 4,000 branches, also performed very strongly. Last year, Latin America contributed pre-tax profit of US$1.7 billion, with Mexico providing over US$1 billion for the first time.

Following the completion of the acquisition of Banistmo, we are merging this into our overall regional network. A number of cross-postings of executives are taking place and the HSBC brand is being prominently promoted across Central America.

Business review - developed markets
Turning to our operations in developed markets.

In Europe we grew pre-tax profit by 10 per cent to US$7 billion. We saw particularly strong results in our Commercial and Private Banking businesses, with pre-tax profits growing 15 per cent and 49 per cent respectively.

As we're here in London, it would be remiss of me not to comment on the UK - where competition is intense and the market is transforming itself. In particular there is debate on pricing and current accounts. We don't know where this will end. But, for the record, let me say that HSBC has no plans to stop offering free current accounts.

Mortgage Services
In North America, we reported a pre-tax profit of US$4.7 billion, even after setbacks in our mortgage services business.

Consumer Finance - comprising credit cards, mortgages, auto finance and other personal lending - is the fastest growing segment of personal financial services in the US, but obviously it comes with some volatility. The customer base is in line with the demographics of the USA, with an average household income of US$83,000, and a home worth US$191,000. This is Main Street America.

Some commentators have asked, "should we be in this business"? Well, let me give you some numbers. We paid US$14.8 billion for this business in 2003, and it has already generated profits for your Group totalling over US$9 billion. In my book, this is a good business for us.

Nevertheless we have experienced difficulties. What happened?

A good deal of what happened was driven by economic and market forces which affected the entire US subprime market.

A combination of rising house prices and falling interest rates created huge demand for mortgages in the subprime market. And with hindsight, led to a misjudgement in pricing. A slowing housing market and interest rate rises subsequently created an unmanageable burden for some borrowers.

What are we doing about it? First, we recognised the problem ahead of the industry, and we have taken swift and decisive steps to fix it.

We have put in place new management and reinforced the control structure in the business.

We have stopped production of nonprime correspondent mortgage loans and eliminated certain classes of product.

We have improved collections activity and we are also actively reaching out to our customers whose mortgages will reset this year. We are helping them to restructure or modify their obligations to avoid foreclosure if at all possible.

These actions are working, with the rate of increase of delinquency slowing in the first four months of the year. Much will of course depend upon the state of the US economy and the housing market in the second half of the year.

Looking ahead, we intend to join up our US consumer finance business with our Latin American franchise. The Hispanic and Latino population of the US is now approaching 50 million and, with our network, HSBC is well positioned to provide consumer finance and remittance products to this population.

So in summary, while there have been some challenges in the USA this year, there have also been opportunities which, when fully implemented, will demonstrate the wisdom of this acquisition.

Joining up HSBC
As well as focusing on our US operations, we have also been rolling out our strategy of joining up the company, which you may have read about in our Annual Review.

We believe that your company has a unique advantage over all other financial services companies and that is its distribution capabilities. We are in the process of truly joining up this company for the benefit of our 125 million customers, of our 200,000 shareholders, and of our 315,000 staff.

Let me highlight a few initiatives that are currently underway.

We're trialling a new global Premier service, the first truly international banking service for personal customers around the world, which we introduced simultaneously in over 30 countries earlier this month. The world's local bank account, if you like.

Premier offers customers seamless cross-border banking. They will be able to take their accounts, their credit history and banking relationships with them wherever they visit, live or work. They will be supported by a network of 250 dedicated Premier centres in major cities plus thousands of Premier service points in branches around the world.

More and more of our personal and commercial customers are seeing the benefits of buying online. Our websites handled 1.8 billion visits last year, and online sales increased by 55 per cent.

The power of the internet, and the desire of customers to be serviced 24/7, is leading us to focus on improving our direct propositions.

We are building on the success of our direct savings proposition which has done so well in the US and the UK, and which we are now building in Taiwan and Korea. These accounts are attracting new customers and new deposits to HSBC.

In a very real sense, we intend to build the first global direct bank where branches will also remain an important form of distribution but complemented by other channels, in response to our customers' changing tastes.

On the subject of how technology is changing the way we operate, you may have seen that we recently signed the largest ever UK property deal, at GBP1.1 billion, with the sale and leaseback of our head office building. Not only was this sensible management of our property portfolio, but it also gives us flexibility as technology changes the way people work.

As we have said, we are going to grow our insurance business, including wealth management and retirement planning, and we have challenged ourselves that these lines of business will eventually contribute some 20 per cent of Group profits.

Trading update
Finally, I'd like to round off by summarising our performance so far this year.

As Stephen has said, the Group has made a good start to 2007, with particularly strong performances in Hong Kong and generally in Asia.

In Hong Kong, we are capitalising on the current robust equity markets to boost investment related fees and broking income, and are also seeing solid deposit growth with some widening of spreads. Across Asia, domestic economies are growing well as trade flows remain strong. Against this background, our businesses are generally doing well. In China, we have also recognised exceptional profits of some US$600 million from our strategic investments following the recent share offerings in Ping An Insurance and Industrial Bank.

I have discussed the progress being made in our Consumer Finance business in the United States. Elsewhere in North America, performance is in line with our expectations and we continue to be excited by the progress of our direct deposit offering which has now reached US$11.5 billion in deposits.

In Europe revenue growth is constrained as a result of our credit appetite and competitive forces and our major focus has been on savings products which have grown strongly by 12 per cent in the UK. Underlying credit impairment experience in the UK Bank was broadly in line with the previous quarter.

In Latin America, revenue growth continues to be encouraging and in line with expense growth as we build out our businesses in the region.

Commercial and corporate credit experience remains favourable.

Private Banking continued to deliver excellent results through growth in customer assets and fees from structured products and investment funds.

Our Corporate, Investment Banking and Markets business is positioned to be 'emerging markets led and financing focussed'. This was well evidenced in its first quarter results with over half its pre-tax profits delivered from Asia and Latin America with particularly strong performances in foreign exchange and securities services. Balance sheet management revenues also continued to recover, particularly in Hong Kong.

All in all we are encouraged by the start to the year.

But there is lots more to go for in 2007. And we will work hard to create value for you, our owners.

Stephen Green, Group Chairman (continued)
Our results could not have been achieved without the talents and commitment of the 300,000-plus colleagues who work for HSBC in 83 markets. I travel widely on HSBC business, and everywhere I go I see the same energy and enthusiasm among my colleagues for this business. I would like to thank my colleagues on your behalf for their dedication and enthusiasm for growing HSBC's business.

I would also like to thank the Board for its wise counsel over the last year. HSBC is a complex and diverse business and the international perspective and range of experience that your Directors bring to the management of HSBC is of enormous value to your company. Three directors, Raymond Ch'ien, Sharon Hintze and Helmut Sohmen, retire at the conclusion of today's meeting, and I would like to thank them in particular for the years of service and the guidance and support they have offered the Board.


Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 May, 2007